================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               BNC MORTGAGE, INC.
                                (Name of Issuer)
                    COMMON STOCK , PAR VALUE $0.001 PER SHARE
                         (Title of class of securities)

                                    05561Y10
                                 (CUSIP number)

                                 EVAN R. BUCKLEY
                              BUCKLEY FAMILY TRUST
                                1063 MCGAW AVENUE
                          IRVINE, CALIFORNIA 92614-5532
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with copies to -
                               STEVEN RIVERS, ESQ.
                         MILBANK, TWEED, HADLEY & MCCLOY
                      601 SOUTH FIGUEROA STREET, SUITE 3000
                          LOS ANGELES, CALIFORNIA 90017
                                FEBRUARY 4, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

================================================================================

---------------------------------------------------------------              -------------------------------------------------
CUSIP No.  05561Y10                                                 13D                        Page 2 of 9
------------------------------------------------------------------------------------------------------------------------------

----------------- ------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                  EVAN R. BUCKLEY
----------------- ------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [_]
                                                                                                                    (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- --------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                  OO
----------------- ------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- ------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America
---------------------- ------- -----------------------------------------------------------------------------------------------
      NUMBER OF          7     SOLE VOTING POWER:                                                                        0
       SHARES
                       ------- -----------------------------------------------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER:                                                              1,549,717
      OWNED BY
                       ------- -----------------------------------------------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER:                                                                   0
      REPORTING
                       ------- -----------------------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:                                                         1,549,717

----------------- ------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                       1,549,717

----------------- ------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ------------------------------------------------------------------------------------------------- ----------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               30.7%

----------------- ------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:
                  IN
----------------- ------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------              -------------------------------------------------
CUSIP No.  05561Y10                                                 13D                       Page 3 of 9
------------------------------------------------------------------------------------------------------------------------------



----------------- --------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                  KAREN BUCKLEY
----------------- ------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                   (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                  OO
----------------- ------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
----------------- ------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America
---------------------- ------- -----------------------------------------------------------------------------------------------
      NUMBER OF          7     SOLE VOTING POWER:                                                                       0
       SHARES
                       ------- -----------------------------------------------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER:                                                             1,549,717
      OWNED BY
                       ------- -----------------------------------------------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER:                                                                  0
      REPORTING
                       ------- -----------------------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:                                                        1,549,717

----------------- ------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                      1,549,717

----------------- ------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                30.7%

----------------- ------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:
                  IN
----------------- ------------------------------------------------------------------------------------------------------------

                                       3


---------------------------------------------------------------              -------------------------------------------------
CUSIP No.  05561Y10                                                 13D                       Page 4 of 9
------------------------------------------------------------------------------------------------------------------------------



----------------- ------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                  THE BUCKLEY FAMILY TRUST
----------------- ------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                   (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                  OO
----------------- ------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
----------------- ------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:
                  State of California
---------------------- ------- -----------------------------------------------------------------------------------------------
      NUMBER OF          7     SOLE VOTING POWER:                                                               1,549,717
       SHARES
                       ------- -----------------------------------------------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER:                                                                     0
      OWNED BY
                       ------- -----------------------------------------------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER:                                                          1,549,717
      REPORTING
                       ------- -----------------------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:                                                                0

----------------- ------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                      1,549,717

----------------- ------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                30.7%

----------------- ------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:
                  OO
----------------- ------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock") of BNC Mortgage, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1063 McGaw Avenue, Irvine, California 92614-5532.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed jointly by Evan R. Buckley, Karen Buckley and the Buckley Family Trust (together, the "Reporting Parties").

         Evan R. Buckley is a United States citizen whose principal occupation is acting as the Company's Chief Executive Officer. Mr. Buckley also serves as the Chairman of the Board of Directors of the Company. His business address is BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

         The Buckley Family Trust was organized under the laws of the State of California. Evan R. Buckley and Karen Buckley are co-trustees of the Buckley Family Trust. Karen Buckley is a United States citizen.

         During the last five years, none of the Reporting Parties (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As a condition of the Merger (defined below in Item 4), the Reporting Parties have agreed to sell 250,000 shares of Common Stock, representing an aggregate value of $2,500,000, in exchange for shares of Series A 8% Cumulative Preferred Stock of BNCM Acquisition Co., a Delaware corporation ("Acquisition Co."), pursuant to that certain Buckley Stock Purchase Agreement dated February 4, 2000 ("Buckley Stock Purchase Agreement"). A copy of the Buckley Stock Purchase Agreement is attached hereto as Exhibit 1.

ITEM 4.  PURPOSE OF TRANSACTION.

         This report is being filed to disclose that the Reporting Parties entered into that certain Voting Agreement among Acquisition Co., the Buckley Family Trust and Evan R. Buckley, dated as of February 4, 2000, pursuant to which the Reporting Parties, as the beneficial and record owners of 1,549,717 shares of Common Stock, agree to vote such shares in favor of the Merger (defined below). A copy of the Buckley Voting Agreement is attached hereto as
Exhibit 2.

         On February 3, 2000, the Company and Acquisition Co. executed an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Company by the form of a merger (the "Merger"). The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held by the Company and its wholly-owned subsidiaries as treasury stock, shares of Common Stock held by Acquisition Co. and any dissenting shares to the extent provided in the Merger Agreement) will be converted into the right to receive $10.00 in cash, without interest (the "Merger Consideration") and will no longer be outstanding. Shares of Common Stock held in the treasury of the Company or by any wholly-owned subsidiary of the Company or owned by Acquisition Co. will automatically be canceled, retired and cease to exist without any conversion thereof and no payment will be made with respect thereto. Each share of common stock and each share of preferred stock of Acquisition Co. outstanding immediately prior to the Effective Time will be converted into and become one share of common stock and one share of preferred stock (with the same rights, limitations and preferences), respectively, of the Surviving Corporation and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. The consummation of the Merger is subject to the approval of the Merger by holders of a majority of the Company's Common Stock and to other customary closing conditions. A copy of the Merger Agreement is attached hereto as Exhibit 3.

         Except as disclosed in Item 3 and this Item 4, none of the Reporting Parties has any other voting agreements or other agreements which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Party as of February 14, 2000.



                                        Number of Shares
                                      Beneficially Owned      Number of Shares
                                       with Sole Voting       Beneficially Owned     Aggregate Number of
                                       and Dispositive        with Shared Voting     Shares Beneficially     Percentage of Class
             Name                         Power (1)          and Dispositive Power          Owned           Beneficially Owned(2)
             ----                     ------------------     ---------------------   -------------------    ---------------------


Evan R. Buckley                                     0             1,549,717              1,549,717             30.7%
Karen Buckley                                       0             1,549,717              1,549,717             30.7%
The Buckley Family Trust                    1,549,717                     0              1,549,717             30.7%


--------------------

          (1) Pursuant to Rule 13d-3 under the Securities Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power"

(which includes the power to vote or to direct the voting of such security) or "investment power" (which includes the power to dispose or to direct the disposition of such security). A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options or pursuant to a conversion feature of a security) on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest.

          (2) The percentage of Common Stock indicated in this table are based on the 5,042,350 shares of Common Stock outstanding as of November 8, 1999, as disclosed in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission with respect to the quarter ended September 30, 1999. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

          None of the Reporting Parties has effected any transactions in the Common Stock during the 60 day period ending on February 14, 2000. Except as set forth above, no person other than the Reporting Parties has the right to received or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Parties as described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Acquisition Co. required as a condition to its proposed acquisition of the Company that Mr. Buckley and the Buckley Family Trust enter into (a) a voting agreement, (b) a stock purchase agreement and (c) a consulting agreement.

          Voting Agreement. Pursuant to the Buckley Voting Agreement (attached hereto as Exhibit 2), Mr. Buckley, strictly in his capacity as a beneficial owner of Common Stock and not in his capacity as a director or officer of the Company, and the Buckley Family Trust have agreed to vote or cause to be voted all shares of Common Stock held of record or beneficially owned by each of them (whether currently owned or thereafter acquired) in favor of the Merger and the adoption of the Merger Agreement and any actions required in furtherance of the Merger.

          Stock Purchase Agreement. Pursuant to the Buckley Stock Purchase Agreement, (attached hereto as Exhibit 1) Mr. Buckley and the Buckley Family Trust have committed to contribute to Acquisition Co. shares of Common Stock representing an aggregate value of $2,500,000 in exchange for shares of Non-Voting, 8% Cumulative Preferred Stock of Acquisition Co. which are redeemable over a three year period.

          Consulting Agreement. Pursuant to the Consulting Agreement, Mr. Buckley has agreed to render consulting services to the surviving corporation during a period of up to one year following the Merger, which will include advising, directing, and/or assisting with, or partially or completely handling, transition and other matters within his special expertise in the sub-prime lending and mortgage origination businesses as directed by the Surviving Corporation.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

          1. Buckley Stock Purchase Agreement between Evan Buckley and BNCM Acquisition Co.

          2. Voting Agreement among Evan Buckley, the Buckley Family Trust and BNCM Acquisition Co.

          3. Agreement and Plan of Merger between BNC Mortgage, Inc. and BNCM Acquisition Co., dated as of February 3, 2000.

          4.        Agreement for Joint Filing of Schedule 13D

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000


                                    By: /s/ Evan R. Buckley
                                        -----------------------------------
                                        Name:        Evan R. Buckley



                                    By: /s/ Karen Buckley
                                        -----------------------------------
                                        Name:        Karen Buckley



                                    THE BUCKLEY FAMILY TRUST



                                    By: /s/ Evan R. Buckley
                                        -----------------------------------
                                        Name:        Evan R. Buckley
                                        Title:       Co-Trustee


                                    By: /s/ Karen Buckley
                                        -----------------------------------
                                        Name:        Karen Buckley
                                        Title:       Co-Trustee